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                                                                       EXHIBIT B

FOR IMMEDIATE RELEASE

             CHASE INDUSTRIES INC. BOARD SUBCOMMITTEE REJECTS CHASE ACQUISITION CORPORATION'S UNSOLICITED PARTIAL TENDER OFFER

     Montpelier, Ohio, January 25, 2001 -- Chase Industries Inc. (NYSE: CSI) ("CSI") announced today that its Board of Directors, acting through a Subcommittee of outside independent directors, has unanimously recommended that CSI stockholders reject Chase Acquisition Corporation's unsolicited offer to purchase up to 2,300,000 shares of CSI's outstanding common stock for $10.50 per share in cash as inadequate and not in the best interests of CSI's stockholders other than Citicorp Venture Capital and its affiliates. Accordingly, the Subcommittee of the CSI Board strongly recommends that CSI stockholders not tender any of their shares to Chase Acquisition Corporation, and urges CSI stockholders to withdraw any shares they may have already sent to Chase Acquisition Corporation.

     Chase Acquisition Corporation was formed by Citicorp Venture Capital, a unit of Citigroup, Inc., and Robert Logan, a former employee of Citibank, for the purpose of making the unsolicited offer. Citicorp Venture Capital has two representatives on the CSI Board -- Thomas McWilliams and Charles Corpening. Mr. McWilliams and Mr. Corpening also are directors and officers of Chase Acquisition Corporation.

     In rejecting Chase Acquisition's unsolicited offer, the Subcommittee of the CSI Board of Directors considered a variety of factors, including, among others:

     - The Subcommittee's belief that the offer price does not reflect the inherent value of the Company;

     - The opinion of CSI's financial advisor, Credit Suisse First Boston Corporation, that the consideration to be received by CSI stockholders pursuant to the offer is inadequate from a financial point of view;

     - The numerous conditions to the offer. The Subcommittee believes that there are significant uncertainties and contingencies associated with the Chase Acquisition offer including, among others, Chase Acquisition's ability to obtain financing. The Subcommittee does not believe that Chase Acquisition's financing commitments, in their current form, would provide sufficient financing to enable Chase Acquisition to purchase the 2,300,000 shares of CSI common stock in its tender offer and the remaining outstanding shares of CSI common stock in its proposed second-step merger to be effected subsequent to the closing of the tender offer at a cash price of $10.50 per share.

     - Chase Acquisition has not provided any assurances to CSI or its stockholders that the consideration to be received by CSI stockholders in a second-step merger would be the same as the cash price paid in the Chase Acquisition offer. Furthermore, Chase Acquisition has not provided adequate assurance that a second-step merger will occur at all.

     Robert D. Kennedy, Chairman of the Subcommittee, said, "The CSI Board, acting through a Subcommittee of outside independent directors, has unanimously determined that Chase Acquisition's partial tender offer is inadequate and not in the best interest of all CSI stockholders other than Citicorp Venture Capital and its affiliates. Accordingly, the Subcommittee of CSI's Board recommends that CSI stockholders reject Chase Acquisition's offer and not tender their shares to Chase Acquisition."

     "We want to reiterate to all CSI stockholders the Board's commitment to ensure that our Company is managed in a way that protects the interests of all stockholders. Any attempt by Citicorp Venture Capital and its affiliates to control or influence the strategic direction of the Company, absent a full and fair offer for all shares, is unacceptable."

     On January 16, 2001, CSI announced that a Subcommittee of its Board of Directors, with the assistance of its financial advisor, Credit Suisse First Boston, was carefully considering Chase Acquisition's unsolicited offer and possible responses and alternatives to the offer. CSI received a proposal from an unidentified investment grade corporate acquiror to purchase all of the outstanding shares of CSI's common stock for
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$11.00 per share in cash plus additional cash consideration to be derived from a sale of CSI's Leavitt Tube Company subsidiary. The Subcommittee estimates that the proceeds of the sale of Leavitt Tube, coupled with its associated tax benefits, would, pursuant to the terms of the corporate acquiror's proposal, result in an implied aggregate per share cash price of the proposal of between $12.00 and $13.00 for all outstanding shares of CSI common stock. This proposal was contingent upon Citicorp Venture Capital and its affiliates committing their support to the third party transaction. Citicorp Venture Capital and its affiliates refused to do so.

     CSI also noted that Citicorp Venture Capital and its affiliates, in a letter to the CSI Board dated January 18, 2001, stated that if the CSI Board rejected Chase Acquisition's offer, then Citicorp Venture Capital and its affiliates "will not entertain any other offers" for the shares they currently own.

     Mr. Kennedy continued, "We believe that the actions taken by Citicorp Venture Capital are both disappointing and puzzling. Consistent with what was suggested by Citicorp Venture Capital, the CSI Board, through its Subcommittee, has been actively exploring strategic alternatives to maximize value for all CSI stockholders. This process resulted in the receipt of an alternative proposal from an investment grade corporate acquiror to acquire all of CSI's outstanding shares at a cash price meaningfully higher than the Chase Acquisition offer. Yet, for reasons that we do not understand, Citicorp Venture Capital refuses to consider this premium proposal and is intent on proceeding with its own self-serving lower offer."

     "What is truly astonishing is that while Chase Acquisition Corporation has offered to pay other CSI stockholders only $10.50 per share in cash for their shares and has attempted to justify why this price is fair to CSI's stockholders in its public filings, Citicorp Venture Capital has said that it would refuse to sell its CSI shares unless it received an offer in the high teens or low twenty dollar per share price range. Citicorp Venture Capital's position is denying CSI's other stockholders the opportunity to receive higher value for their CSI shares."

     CSI noted that CSI stockholders who have already sent their shares to Chase Acquisition Corporation have every legal right to withdraw those shares. To assist stockholders, CSI has retained Morrow & Co., Inc. as information agent. Morrow & Co. can assist CSI stockholders in the withdrawal process. Should CSI stockholders have any other questions regarding Chase Acquisition Corporation's unsolicited tender offer, please feel free to call Morrow & Co. toll-free at 1-800-662-5200.

     CSI announced that it is filing today with the Securities and Exchange Commission and will mail to stockholders an amendment to its Schedule 14D-9 recommending that stockholders reject Chase Acquisition Corporation's offer. Additional information with respect to the Subcommittee's recommendation is contained in the amendment to the Schedule 14D-9.

     Chase Industries, through its wholly owned subsidiaries, Chase Brass & Copper Company and Leavitt Tube Company, is a leading manufacturer of free-machining and forging brass rod and structural and mechanical steel tubing and structural pipe.

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     This press release contains forward looking statements regarding the information described herein. These statements are identified by words referring to events to occur in the future. The statements are based on information currently available to Chase Industries and are subject to a variety of risks and uncertainties, including the outcome of discussions with Chase Acquisition Corporation, the third party that has made a proposal to Chase Industries, and other parties with whom Chase Industries is discussing possible alternatives; the ability of Chase Industries to dispose of Leavitt Tube; the price at which Leavitt Tube can be sold; alternatives that may be pursued or other actions that may be undertaken by Chase Industries in response to or independent of the pending tender offer; the number of shares tendered in response to the pending tender offer; and consummation of the pending tender offer. Actual events, actions and effects of the pending tender offer may depend on one or more of these risks and uncertainties and may vary materially from the future events, actions and effects described in this press release. Chase Industries undertakes no obligation to update any forward looking statements made in this press release.

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Contacts:
Matt Sherman
Joele Frank, Wilkinson Brimmer Katcher
(212) 355-4449

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